TERM SHEET

CLASS A PREFERRED STOCK FINANCING OF OXFORD HOUNDS, INC.

DECEMBER 21, 2020

This Term Sheet summarizes the principal terms of the Preferred Stock Financing (the "Offering") of Oxford Hounds, Inc., a Wyoming corporation (the "Company"). This Term Sheet represents the current understanding of the parties with respect to certain of the major issues relating to the proposed private offering and does not constitute a legally binding agreement. Except for the section entitled "Binding Terms" this summary does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties. This Term Sheet is not a commitment to invest and is conditioned on the completion of due diligence, legal review and documents that is satisfactory to the investor(s) (the "Investor(s)"). This Term Sheet does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where the offer or sale is not permitted.

OFFERING TERMS

Securities:	Class A Preferred Shares (the **"Preferred"**)
Amount of the offering:	Minimum Offering: $50,000
	Maximum Offering: $1,070,000
Price per share:	$.50 per share (the **"Initial Price"**), based on a pre-money valuation of $4,500,000.
Dividends:	The Company does not pay a dividend. The Company's Board of Directors presently intends to retain all earnings of the Company in order to facilitate future growth. .
Closing date:	The initial closing (the "Initial Closing") shall occur as soon as reasonably practicable following the Company's execution of this Term Sheet, satisfaction of the Conditions to Closing, and upon the Company receiving investments equaling or exceeding the Minimum Offering described above.
Minimum Investment:	The minimum investment in the Offering is $100.00, which minimum may be increased, decreased, or waived by the Company.
Conditions to Closing	Standard conditions to closing, which shall include, among other things, satisfactory completion of financial and legal due diligence.

Counsel and Expense:	The Company's counsel will draft all closing documents. The Company will pay all of the Company's legal and administrative costs of the financing upon the Initial Closing.
Information rights:	The Company will provide to investor of at least $100,000 ("Major Investors"), (i) unaudited annual financial statements and (ii) unaudited quarterly financial statements
General voting rights:	The investors shall not have voting rights.
Pre-emptive rights (to maintain proportionate ownership):	Each of the Major Investors will have a right to purchase its *pro rata* share of any offering of new securities by the Company, subject to customary exceptions.
Co-Sale Rights:	In the event that any shareholder ("Selling Party") proposes to sell their shares to a third party ("Third Party"), the Selling Party agrees not to make the sale unless Third Party includes an offer to purchase the shares of the Investors on the same terms. If Third Party has specified a maximum number of shares that they are willing to buy, then the Selling Party and interested Investors may sell their pro-rata share of the amount to be purchased by Third Party.
Board of Directors:	The Board shall meet at least quarterly, unless otherwise agreed by a vote of the majority of Directors. The Company will obtain directors and officers liability insurance with a carrier and in an amount satisfactory to the Board. In the event the Company merges with another entity and is not the surviving corporation, or transfers all of its assets, proper provisions shall be made so that successors of the Company assume the Company's obligations with respect to indemnification of Directors.

OTHER MATTERS

Option pool:	The number of Common Shares reserved for issuance under the Company's stock option plan will be increased to equal 16.67% of shares outstanding after issuance of the Preferred to Investors.
Founder matters:	All shares of stock in the Company held by any Founder shall be owned by such Founder outright and not subject to buy-back rights or vesting.
Closing:	The Initial Closing will occur as soon as practical as set forth above, as determined by the Company. Any funds received from Investors shall be delivered to the Company.
Binding Terms:	For a period of thirty days, the Company agrees not to solicit offers from other parties for any financing. Without the consent of Investors, the Company will not disclose these terms to anyone other than officers, directors, key service providers, and other potential Investors in this financing.

Confidentiality: Neither the Company nor the Investors will disclose the terms of this Term Sheet to any person other than officers, members of the Board and the Company's accountants and attorney